Executive Retirement Plan
for Employees of Weldwood
of Canada Limited

Financial Statements as of and for the
Years ended December 31, 2003 and 2002
and Independent Auditors' Report

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

      For the Year ended December 31, 2003      Commission file number 1-3157

                     EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES
                          OF WELDWOOD OF CANADA LIMITED
                            (Full title of the plan)

                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                               Stamford, CT 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   13-0872805
                      (I.R.S. Employer Identification No.)

================================================================================

EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES
OF WELDWOOD OF CANADA LIMITED

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
      December 31, 2003 and 2002                                              2

   Statements of Changes in Net Assets Available for Benefits for the
      years ended December 31, 2003 and 2002                                  3

   Notes to Financial Statements                                            4-6

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Executive Retirement Plan for Employees of
Weldwood of Canada Limited:

We have audited the accompanying statements of net assets available for benefits of Executive Retirement Plan for Employees of Weldwood of Canada Limited (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
-------------------------
March 30, 2004

EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES
OF WELDWOOD OF CANADA LIMITED

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                        2003        2002
                                                     ----------   --------
NET ASSETS AVAILABLE FOR BENEFITS--Receivable from
   Weldwood of Canada Limited (Note 2)               $1,040,386   $704,509
                                                     ==========   ========

See notes to financial statements.

EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES
OF WELDWOOD OF CANADA LIMITED

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                         2003        2002
                                                      ----------   --------
Amounts allocated to participant accounts (Note 1):
   Company contributions                              $  109,108   $ 52,189
   Participant contributions                              83,834     72,853
   Phantom investment gain (loss)                        173,301    (71,320)
   Benefits paid to participants                        (185,528)   (37,986)
                                                      ----------   --------
                                                         180,715     15,736

Translation adjustment (Note 2)                          155,162      5,357
                                                      ----------   --------
NET INCREASE                                             335,877     21,093

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                     704,509    683,416
                                                      ----------   --------
   End of year                                        $1,040,386   $704,509
                                                      ==========   ========

See notes to financial statements.

EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES
OF WELDWOOD OF CANADA LIMITED

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Executive Retirement Plan for Employees of Weldwood of Canada Limited (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General--The Plan is an unfunded retirement plan established for the purpose of providing supplemental retirement income for certain designated employees of Weldwood of Canada Limited ("Weldwood"), a Canadian corporation and wholly owned subsidiary of International Paper Company. For purposes of these financial statements, references to the "Company" relate to Weldwood and International Paper Company. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Company controls and manages the operation and administration of the Plan. JP Morgan/American Century Retirement Plan Services performs certain administrative and recordkeeping functions for the Plan.

     Contributions--Effective February 1, 2003, the Plan provides that the Company will allocate to each participant's account a Company contribution in an amount equal to 5.2174% of the participant's compensation, as defined, plus the participant's contribution in an amount equal to 8.6956% of the participant's compensation, as defined, less the amount contributed to the Group Registered Retirement Savings Plan ("RRSP") pursuant to the provisions of the Plan. As a condition of the Plan, each participant must have contributed to the RRSP an amount equal to the lessor of: a) 8.6956% of the participant's compensation for such calendar year or b) the participant's "RRSP Deduction Limit" for the calendar year, as defined in subsection 146(1) of the Income Tax Act (Canada).

     Prior to February 1, 2003, the Plan provided that the Company will allocate to each participant's account a Company contribution in an amount equal to 3.1915% of the participant's compensation, as defined, plus the participant's contribution in an amount equal to 6.3830% of the participant's compensation, as defined, less the amount contributed to the Group Registered Retirement Savings Plan ("RRSP") pursuant to the provisions of the Plan. As a condition of the Plan, each participant must have contributed to the RRSP an amount equal to the lessor of: a) 6% of the participant's compensation for such calendar year, not in excess of $75,000, or b) the participant's "RRSP Deduction Limit" for the calendar year, as defined in subsection 146(1) of the Income Tax Act (Canada).

     Investments--Participants direct the investment of their contributions into various investment fund equivalents offered by the Plan. The Plan currently offers mutual funds, pooled accounts, and International Paper Company common stock ("Company Stock Fund Equivalent") as investment options for participants.

     Company contributions and any earnings or losses thereon are invested in the Company Stock Fund Equivalent through March 31, 2002. Effective April 1, 2002, up to 50% of the Company's contributions and any earnings or losses thereon, may be directed by the participant. In addition, effective April 1, 2002 and following the attainment of age 55, 100% of the Company's contributions and any earnings or losses thereon, may be directed by the participant.

     Participant Accounts--Individual accounts are maintained for each Plan participant. Although the Plan itself has no investment assets, each participant's account is credited with the participant's contributions, the Company's contributions and allocations of earnings, and charged with benefit payments, if applicable, and allocations of losses. Earnings and loss allocations are based on the actual earnings and losses of the investment fund equivalents for the period.

     Vesting--Participants are immediately vested in their contributions and any earnings or losses. Vesting in the Company's contributions and any earning or losses is based on years of service. Effective January 1, 2002, a participant is 100% vested after three years of credited service. Prior to January 1, 2002, a participant was 100% vested after five years of credited service.

     Payment of Benefits--All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum payment or five or ten annual cash installments. All benefits are payable in Canadian currency.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.").

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Net Assets Available for Benefits--The Plan's net assets available for benefits consist of a receivable from the Company as all Plan benefits are paid directly from the Company's general assets.

     Expenses--Administrative expenses of the Plan are paid by the Company.

     Payment of Benefits--Benefit payments to participants are recorded upon distribution.

     Foreign Currency Translation--The functional currency of the Plan is Canadian dollars. The net assets of the Plan are translated into U.S. dollars using the year-end exchange rate. The changes in net assets are translated using the average exchange rate for the year. The resulting translation adjustment is included in the accompanying statements of changes in net assets available for benefits.

3.   PLAN TERMINATION

     It is the Company's intention to continue the Plan. However, the Company has the right under the Plan to terminate or amend the Plan in whole or in part at any time. No amendment or termination shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan.

4.   INCOME TAX STATUS

     The unfunded nature of the Plan, along with the advance income tax ruling discussed below, generally precludes the occurrence of a taxable event to the Plan from arising.

     The Company received an advance income tax ruling for the Plan dated February 19, 1998 (the "Ruling"), from Canada Customs and Revenue Agency ("Revenue Canada"), which states, among other things, that:

     (1) The Plan does not constitute a "salary deferral arrangement" within the meaning of subsection 248(1) of the Income Tax Act (Canada) (the "Act");

     (2) Benefits paid to a participant or beneficiary under the Plan are included in taxable income to the participant or beneficiary when received, while amounts credited to a participant's account will not result in benefits conferred under sections 5 or 6 of the Act;

     (3) Amounts paid under the Plan are deductible by the Company in the year paid; and

     (4) The maintenance of accounts by the Plan will not be deemed an "investment contract" as defined under paragraph 12(11) of the Act.

     The Plan has been amended since receiving the Ruling. However, the Company believes that the Plan is designed and operated in compliance with the applicable requirements of Revenue Canada.

International Paper Company
Executive Retirement Plan
For Employees of Weldwood of Canada Limited

Financial Statements

As of December 31, 2001 and 2000
Together With Auditors' Report

                           INTERNATIONAL PAPER COMPANY
                            EXECUTIVE RETIREMENT PLAN
                   FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

                                Table of Contents

                                                                         Page(s)
                                                                         -------
Report of Independent Public Accountants                                    1

Statements of Net Assets Available for Benefits
   As of December 31, 2001 and 2000                                         2

Statements of Changes in Net Assets Available for Benefits
   For the Years Ended December 31, 2001, 2000 and 1999                     3

Statements of Accumulated Plan Benefits
   As of December 31, 2001 and 2000                                         4

Statements of Changes in Accumulated Plan Benefits
   For the Years Ended December 31, 2001, 2000 and 1999                     5

Notes to Financial Statements                                              6-8

THIS REPORT SET FORTH BELOW IS A COPY OF A PREVIOUSLY ISSUED AUDIT REPORT BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH ITS INCLUSION IN THIS FORM 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Executive Retirement Plan for Employees of Weldwood of Canada Limited:

We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the EXECUTIVE RETIREMENT PLAN FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED (a Canadian corporation and wholly owned subsidiary of International Paper Company) (the Plan), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits for the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee,
March 18, 2002.

                           INTERNATIONAL PAPER COMPANY
                            EXECUTIVE RETIREMENT PLAN
                   FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000

                                              2001                  2000
                                     ---------------------   -------------------
                                       Cdn. $       US $      Cdn. $      US $
                                     ----------   --------   --------   --------
ASSETS

Receivable from Weldwood of Canada
   Limited (Note 1)                  $1,088,416   $683,416   $978,566   $652,312
                                     ----------   --------   --------   --------
Net assets available for benefits    $1,088,416   $683,416   $978,566   $652,312
                                     ==========   ========   ========   ========

The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                            EXECUTIVE RETIREMENT PLAN
                   FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                2001                    2000                   1999
                                       ---------------------   ---------------------   -------------------
                                         Cdn. $       US $       Cdn. $       US $      Cdn. $      US $
                                       ----------   --------   ---------   ---------   --------   --------
Amounts credited to notional
   retirement accounts (Note 1):
      Amount I                         $   89,177   $ 57,592   $ 124,215   $  83,640   $105,025   $ 70,871
      Amount II                           132,556     85,607     195,228     131,457    165,051    111,376
      Phantom investment earnings
         (loss) deferral                  (10,323)    (6,667)    194,517     130,978    184,943    124,800
                                       ----------   --------   ---------   ---------   --------   --------
            Total                         211,410    136,532     513,960     346,075    455,019    307,047
                                       ----------   --------   ---------   ---------   --------   --------
Benefits paid (Note 1):
      Amount I and related earnings       (21,625)   (13,966)    (74,756)    (50,337)        --         --
      Amount II and related earnings      (58,110)   (37,529)   (128,234)    (86,346)        --         --
                                       ----------   --------   ---------   ---------   --------   --------
            Total                         (79,735)   (51,495)   (202,990)   (136,683)        --         --
                                       ----------   --------   ---------   ---------   --------   --------
Forfeitures and related earnings          (21,825)   (14,095)         --          --         --         --
                                       ----------   --------   ---------   ---------   --------   --------
Net increase in net assets available
   for benefits                           109,850     70,942     310,970     209,392    455,019    307,047
                                       ----------   --------   ---------   ---------   --------   --------
Translation adjustment (Note 2)                --    (39,838)         --     (19,323)        --     16,277
Net assets available for benefits,
   beginning of year                      978,566    652,312     667,596     462,243    212,577    138,919
                                       ----------   --------   ---------   ---------   --------   --------
Net assets available for benefits,
   end of year                         $1,088,416   $683,416   $ 978,566   $ 652,312   $667,596   $462,243
                                       ==========   ========   =========   =========   ========   ========

The accompanying notes to financial statements are an integral part of these statements.

                          INTERNATIONAL PAPER COMPANY
                            EXECUTIVE RETIREMENT PLAN
                   FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

                     STATEMENTS OF ACCUMULATED PLAN BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000

                                                    2001                  2000
                                           ---------------------   -------------------
                                             Cdn. $       US $      Cdn. $      US $
                                           ----------   --------   --------   --------
Present value of accumulated plan
   benefits:
      Vested benefits-
         Vested benefits of participants
            currently receiving payments   $  173,564   $108,981   $234,039   $156,010
         Other vested benefits                880,290    552,734    705,802    470,488
                                           ----------   --------   --------   --------
            Total vested benefits           1,053,854    661,715    939,841    626,498

      Nonvested benefits                       34,562     21,701     38,725     25,814
                                           ----------   --------   --------   --------

Total present value of accumulated plan
   benefits                                $1,088,416   $683,416   $978,566   $652,312
                                           ==========   ========   ========   ========

The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                            EXECUTIVE RETIREMENT PLAN
                   FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

               STATEMENTS OF CHANGES IN ACCUMULATED PLAN BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                           2001                   2000                   1999
                                                 ---------------------   ---------------------   -------------------
                                                   Cdn. $       US $       Cdn. $       US $      Cdn. $      US $
                                                 ----------   --------   ---------   ---------   --------   --------
Present value of accumulated plan benefits,
   beginning of year                             $  978,566   $652,312   $ 667,596   $ 462,243   $212,577   $138,919
                                                 ----------   --------   ---------   ---------   --------   --------

Increase (decrease) during the
   year attributable to:
      Amounts credited to notional
         accounts (Note 1)-
            Amount I                                 89,177     57,592     124,215      83,640    105,025     70,871
            Amount II                               132,556     85,607     195,228     131,457    165,051    111,376
            Phantom investment earnings (loss)
               deferral                             (10,323)    (6,667)    194,517     130,978    184,943    124,800
                                                 ----------   --------   ---------   ---------   --------   --------
                  Total                             211,410    136,532     513,960     346,075    455,019    307,047

      Benefits paid                                 (79,735)   (51,495)   (202,990)   (136,683)        --         --

Forfeitures and related earnings                    (21,825)   (14,095)         --          --         --         --
                                                 ----------   --------   ---------   ---------   --------   --------
Net increase in accumulated
   plan benefits                                    109,850     70,942     310,970     209,392    455,019    307,047
                                                 ----------   --------   ---------   ---------   --------   --------
Translation adjustment (Note 2)                          --    (39,838)         --     (19,323)        --     16,277
                                                 ----------   --------   ---------   ---------   --------   --------
Present value of accumulated
   plan benefits, end of year                    $1,088,416   $683,416   $ 978,566   $ 652,312   $667,596   $462,243
                                                 ==========   ========   =========   =========   ========   ========

The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                            EXECUTIVE RETIREMENT PLAN
                   FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

1.   PLAN DESCRIPTION

     The following description of the Executive Retirement Plan for Employees of Weldwood of Canada Limited (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions. Weldwood of Canada Limited (Weldwood) is a Canadian Corporation and was a wholly-owned subsidiary of Champion International Corporation (Champion). On June 20, 2000, International Paper Company acquired Champion. Under the terms of the agreement, Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. For the purposes of these financial statements, references to "the Company" relate to Weldwood and Champion prior to the purchase agreement and Weldwood and International Paper thereafter.

     The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of providing supplemental retirement income for certain designated employees of Weldwood. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company. Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. JP Morgan/American Century Retirement Plan Services performs certain administrative and record-keeping functions of the Plan.

     Among other things, the Plan, as amended on February 11, 2000, provides that the Company will credit each participant's notional retirement account in an amount equal to 3.1915% of the participant's compensation, as defined (Amount I), plus 6.3830% of the participant's compensation, as defined, less the amount contributed to the Group Registered Retirement Savings Plan
     (RRSP) pursuant to the provisions of the Plan (Amount II) in each calendar year. As a condition of the Plan, each participant must have contributed to an RRSP an amount equal to the lesser of: a) 6% of the participant's compensation for such calendar year, not in excess of $75,000, or b) the participant's "RRSP Deduction Limit" for the calendar year, as defined in subsection 146(1) of the Income Tax Act (Canada). The portion of the participant's notional retirement account credited with Amount II, and any earnings thereon, will be treated as if it was invested in one or more of the investment options offered by the Champion International Corporation Savings Plan #077 (Plan #077) as directed by the participant. The portion of the participant's notional retirement account credited with Amount I, and any earnings thereon, will be treated as if it had been invested in the Company Stock Fund of Plan #077. The Company Stock Fund is generally fully invested in the common stock of Champion or, subsequent to the acquisition, International Paper. Although the Plan itself has no investment assets, participant notional retirement accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments for the period.

     Effective June 20, 2000, in connection with the acquisition of Champion by International Paper, all participant balances invested in the phantom Company Stock Fund, including the matching deferral, were treated as follows:

     (1) one-third of each Champion phantom share was converted into the number of International Paper phantom shares in an amount equivalent to the Champion purchase consideration on a per-share basis; and

     (2) two-thirds of each Champion phantom share was converted into $50 phantom cash available to be transferred into other phantom investments at the election of the participant.

     Participants are immediately vested in Amount II, as adjusted for the earnings and losses previously discussed. Participants vest in Amount I, as adjusted for any earnings or losses, based upon years of service. A participant is 100% vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or five or ten annual cash installments. All benefits are payable in Canadian currency.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of Accounting--The Plan uses the accrual basis of accounting.

     (b)  Payment of Benefits--Benefits are recorded when paid.

     (c) Present Value of Accumulated Plan Benefits--Accumulated plan benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the estimated fair value of the participants' notional retirement account balances (i.e., Amounts I and II plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

     (d) Foreign Currency Translation--The net assets of the Plan and the accumulated plan benefits are translated into U.S. dollars using the year-end exchange rate. The changes in net assets and accumulated plan benefits are translated using the average exchange rate for the year. The resulting translation gains or losses are included in the translation adjustment included in the Statements of Changes in Net Assets Available for Benefits and the Statements of Changes in Accumulated Plan Benefits. The cumulative translation adjustment at December 31, 2001 and 2000 totaled ($46,839) and ($7,001), respectively.

     (e) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

3.   PRIORITIES UPON TERMINATION OF THE PLAN

     The Company may amend or terminate the Plan at any time. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.

4.   TAX STATUS

     The unfunded nature of the Plan, along with the advance income tax ruling discussed below, generally precludes the occurrence of a taxable event (i.e. to the Plan) from arising.

     The Company received an advance income tax ruling for the Plan dated February 19, 1998 (the Ruling), from Canada Customs and Revenue Agency (Revenue Canada), which states, among other things, that:

     (a) the Plan does not constitute a "salary deferral arrangement" within the meaning of subsection 248(1) of the Income Tax Act (Canada) (the
          Act);

     (b) benefits paid to a participant or beneficiary under the Plan are included in taxable income to the participant or beneficiary when received, while amounts credited to a participant's notional account will not result in benefits conferred under section 5 or 6 of the Act;

     (c) amounts paid under the Plan are deductible by the Company in the year paid, and

     (d) the maintenance of notional accounts by the Plan will not be deemed an "investment contract" as defined under paragraph 12 (11) of the Act.

          The Plan has been amended since receiving the Ruling. However, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of Revenue Canada.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      INTERNATIONAL PAPER COMPANY

                                      Executive Retirement Plan for Employees of
                                      Weldwood of Canada Limited


                                      By: /s/ Jerome N. Carter
                                          --------------------------------------
                                          Jerome N. Carter
                                          Senior Vice President
                                          and Plan Administrator

Dated: March 30, 2004
       Stamford, Connecticut